Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND

INFORMATION ABOUT THE EXTRAORDINARY GENERAL

ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET

TO BE HELD ON NOVEMBER 17, 2025

Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) are invited to attend the Extraordinary General Assembly Meeting of Shareholders (the “General Assembly”) to be held on November 17, 2025, at 11.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Tower No:2 Floor:2 Şişli/İstanbul, the Republic of Türkiye.

Agenda of the General Assembly and Other Information

1.	Opening of the meeting and election of the General Assembly Meeting Chairmanship

The General Assembly Chairman shall be elected by the Company’s shareholders as set forth by the Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) issued under the Turkish Commercial Code No: 6102 (the “TCC”), as well as the Articles of Association and the Internal Directive on the Working Principles of the General Assembly of the Company. Once the General Assembly Chairman is elected by the Company’s shareholders, the Chairman shall appoint the Minutes Clerk and Vote Collector.

2.	Authorization of the General Assembly Meeting Chairman to sign the minutes of the meeting

The Company’s shareholders attending the General Assembly shall vote to authorize the General Assembly Chairmanship to sign the minutes of the General Assembly.

3.	Discussion of increasing the Company’s current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and amendment of Article 6 of the Company’s Articles of Association titled “Share Capital” as set forth in the “New Text”

The Company’s shareholders shall vote to amend Article 6 titled “Share Capital” of the Company’s Articles of Association to increase the share capital in an aggregate amount of TRY 4,171,960,010.85, of which TRY 7,168,458.90 shall be allocated to the nominal value of the newly issued shares and the remaining TRY 4,164,791,552.05 shall be allocated to the share premium. The share capital increase shall be subscribed to, and paid in full, by the Company’s shareholders (except as set forth in the following paragraph), in cash and prior to the registration of the General Assembly’s resolution with the Istanbul Trade Registry Directorate.

Considering that the participation of The Bank of New York Mellon in the proposed share capital increase would require a public offering to be conducted in the United States under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, and that such an offering would entail significant time and costs, which would adversely affect the Company’s financial condition and expose the Company to additional potential liabilities associated with the offering, and further considering that the purpose of the share capital increase is to provide additional financing to the Company in the most efficient manner and to avoid imposing additional financial burdens on the Company, it is proposed to disapply for just cause The Bank of New York Mellon’s pre-emptive rights in connection with the share capital increase pursuant to Article 461/2 of the TCC.

According to the new text of Article 6, the nominal share capital of the Company shall be increased from TRY 65,199,658.00, divided into 325,998,290 shares each with a nominal value of TRY 0.20 (20 Kuruş), to TRY 72,368,116.80, divided into 361,840,584 shares each with a nominal value of TRY 0.20 (20 Kuruş).

The proposed amendments to Article 6 of the Company’s Articles of Association are attached to this Explanatory Note in comparative form.

4.	Discussion of amendment of Article 3 titled “Line of Business and Objective”, Article 18 titled “General Assembly” and Article 29 titled “Compliance with Corporate Governance Principles” of the Company’s Articles of Association as set forth in the “New Text”

The Company’s shareholders shall vote on the following additional amendments to the Company’s Articles of Association:

•	Amendment of Article 3 titled “Line of Business and Objective” to add the following paragraph to the description of the Company’s main lines of business and objectives: “v- To carry out the production, manufacture, purchase and sale, import and export of packaging materials, boxes, containers, bags and similar packaging products made of plastic, cardboard, paper, wood, metal and other comparable materials.”

•	Amendment of Article 18 titled “General Assembly”, as a result of which it will not be possible to participate by electronic means in the General Assembly’s meetings. As the Company is not listed on the Istanbul Stock Exchange, the provisions regarding the electronic participation in general assembly meetings under Article 1527 of the TCC are not mandatory for the Company and were not applied in practice. The amendment aims to align the text of the Articles of Association with the Company’s current practice to hold General Assembly’s meetings in person. The shareholders will continue to be able to participate in the General Assembly’s meetings directly in person or through proxies, as before.
•	Amendment of Article 29 titled “Compliance with Corporate Governance Principles”, as a result of which the Company will no longer take utmost care to comply on a voluntary basis with the general corporate governance principles set forth by the Capital Markets Board, which are mandatory only for local companies listed on the Istanbul Stock Exchange. The Company will continue to comply on a voluntary basis with the specific regulations of the Capital Markets Board on independent directors except as otherwise provided under the Company’s Articles of Association. The amendment removes ambiguity regarding the applicable local legislation to the Company. The Company will remain subject to the provisions of the Turkish Commercial Code and the corporate governance principles of Nasdaq, except for those that the Company is exempt from or has elected to disapply, as permitted by applicable law.

The proposed amendments to Articles 3, 18 and 29 of the Company’s Articles of Association are attached to this Explanatory Note in comparative form.

5.	Recommendations and closing

At the Annual General Assembly meeting held on September 15, 2025, the Company’s shareholders appointed DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, registered with the Istanbul Chamber of Commerce under registration number 304099-0 and with the Boğaziçi Corporate Tax Office under tax number 291 001 0976, holding MERSIS number 0291001097600016, having its registered office at Eski Büyükdere Caddesi Maslak Mahallesi No:1/1 Address No: 2554345328 Office and Workplace, Sarıyer / Istanbul, as the Company’s independent auditor for the fiscal year 2025. The Company and DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi executed an independent audit agreement. However, due to a clerical error, the details of another DRT entity, i.e., DRT Yeminli Mali Müşavirlik ve Bağımsız Denetim Anonim Şirketi were mistakenly included in the minutes of the Annual General Assembly meeting. In this regard, the Company shall carry out the necessary corrective registration procedures with the Istanbul Trade Registry Directorate and other relevant authorities to rectify that clerical error and correct the records regarding the auditor appointment.

There are no issues to be voted on under Item 5 of the Extraordinary General Assembly Agenda.

Annex 1: D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Draft Amendments to the Articles of Association.

Annex-1: AMENDMENT TEXT / FORMER TEXT:

Article 3- LINE OF BUSINESS AND OBJECTIVE

A- The main objective and line of business of the Company are as follows:

a- Providing electronic commerce, Service Provider services on the internet, within the framework of the relevant legislation, publishing, making, operating websites on the internet and establishing infrastructure for these services,

b- To distribute and communicate all kinds of information and data through telecommunication with computers in On-Line systems, to establish communication systems,

c- All kinds of computer program and software services, obtaining, disseminating and distributing information electronically,

d- Ensuring the exchange, communication and distribution of information on electronic environment by cooperating with real persons, private or public institutions and organizations at home or abroad who produce information in any area,

e- Obtaining and distributing information on electronic environment, establishing and operating all kinds of telecommunication, electronic, mechanical and other technical systems required for the performance of electronic commerce, buying, selling, marketing, leasing and trading all kinds of tools, equipment and devices for this purpose,

f- Purchasing, selling, producing, distributing, importing and exporting Compact Disc, CD-Rom, Floppy or similar technical materials on which information and data can be recorded,

g- Organizing, selling, mediating and/or marketing travel, concert, entertainment and similar organizations, making an application to the relevant institutions and organizations to obtain the necessary documents and obtaining the necessary documents in order to provide these services,

h- Wholesale and retail purchase, sale, distribution, import and export of all kinds of foodstuffs,

i- Opening and operating outlets necessary for the purpose of wholesale and retail sale of all kinds of hot, cold, frozen, dried, and concentrated nutrients that have an important role in the nutrition of people and are the subject of the food industry,

j- Wholesale and retail purchase, distribution, import and export of all kinds of baby formula,

k- Wholesale and retail purchase, sell, import and export all kinds of beef, veal, sheep, lamb, goat meat,

l- Wholesale and retail purchase and sale of all kinds of poultry meat,

m- Wholesale and retail trade, import and export of all kinds of foods made from flour, sugar and milk, fresh fruits and vegetables, cereal products, cereals and pulses, cocoa, all kinds of foodstuffs in flour, concentrated, canned and pickled form, all kinds of oils,

Annex-1: AMENDMENT TEXT/ NEW TEXT:

Article 3- LINE OF BUSINESS AND OBJECTIVE

A- The main objective and line of business of the Company are as follows:

a- Providing electronic commerce, Service Provider services on the internet, within the framework of the relevant legislation, publishing, making, operating websites on the internet and establishing infrastructure for these services,

b- To distribute and communicate all kinds of information and data through telecommunication with computers in On-Line systems, to establish communication systems,

c- All kinds of computer program and software services, obtaining, disseminating and distributing information electronically,

d- Ensuring the exchange, communication and distribution of information on electronic environment by cooperating with real persons, private or public institutions and organizations at home or abroad who produce information in any area,

e- Obtaining and distributing information on electronic environment, establishing and operating all kinds of telecommunication, electronic, mechanical and other technical systems required for the performance of electronic commerce, buying, selling, marketing, leasing and trading all kinds of tools, equipment and devices for this purpose,

f- Purchasing, selling, producing, distributing, importing and exporting Compact Disc, CD-Rom, Floppy or similar technical materials on which information and data can be recorded,

g- Organizing, selling, mediating and/or marketing travel, concert, entertainment and similar organizations, making an application to the relevant institutions and organizations to obtain the necessary documents and obtaining the necessary documents in order to provide these services,

h- Wholesale and retail purchase, sale, distribution, import and export of all kinds of foodstuffs,

i- Opening and operating outlets necessary for the purpose of wholesale and retail sale of all kinds of hot, cold, frozen, dried, and concentrated nutrients that have an important role in the nutrition of people and are the subject of the food industry,

j- Wholesale and retail purchase, distribution, import and export of all kinds of baby formula,

k- Wholesale and retail purchase, sell, import and export all kinds of beef, veal, sheep, lamb, goat meat,

l- Wholesale and retail purchase and sale of all kinds of poultry meat,

m- Wholesale and retail trade, import and export of all kinds of foods made from flour, sugar and milk, fresh fruits and vegetables, cereal products, cereals and pulses, cocoa, all kinds of foodstuffs in flour, concentrated, canned and pickled form, all kinds of oils,

n- Import, export, wholesale and retail trade of bologna, salami, sausage, bacon, fried meat, sauces, ketchups, tomato paste, mayonnaise sauce, salad dressings and salad bars,

o- Wholesale and retail trade, import and export of foodstuffs consisting of cultivated and natural mushrooms and canned pickles and frozen foodstuffs consisting of these products,

p- To purchase, sell, market, import and export all kinds of raw and original animal intestines and artificial intestines products from home and abroad,

q- To do wholesale and retail trade, marketing and trade, import and export of edible roots, tubers, flowers and crops of fresh vegetables and fruits, legumes, onion, garlic, sesame, soy, almond, pine nut products, olive, hazelnut, raisin, tea and cereals,

r- Buying, selling, distributing, importing and exporting olives,

s- Wholesale and retail purchase, sale, distribution, import and export of all kinds of olive oil, sunflower, corn oil, hazelnut oils,

t- To buy, sell, market, import and export all fresh and dry foods, fruits, marmalade, jam, sweetened and unsweetened foods, beverages and all foodstuffs,

u- Buying, selling, importing and exporting all kinds of spices, legumes, medicinal herbs, tea, dry coffee, coffee beans, instant coffee, milk powder, sugar, cream, coffee milk, Turkish coffee, dried nuts and spices, kernels, sunflower seeds, hazelnuts, peanuts and similar nuts varieties and snacks, coffee and other by-products, cocoa and similar substances.

B- Activities to be performed by the Company;

a- Buying, transporting, distributing, selling, intermediating in the sale of all kinds of products and materials subject to electronic commerce, transporting them to necessary places and performing dealership works,

b- Receiving, distributing, transporting all kinds of information, data, works, products within the scope of its objective within the country and abroad, engaging in distribution works for this purpose,

c- Distribution in the country and abroad by all kinds of transportation means,

d- Tourism and travel agency activities,

e- Buying, selling, importing and exporting the necessary machinery, equipment and vehicles to be able to carry out activities related to its line of business, purchasing, leasing, leasing of commercial facilities in whole or in part for this purpose,

f- Acquisition of beneficial ownership rights, licenses and privileges, brand, model, picture and trade names, know-how and consultancy and engineering services of special production and manufacturing procedures and other similar intangible rights for activities related to the objective and line of business of the Company and disposing of in any manner,

n- Import, export, wholesale and retail trade of bologna, salami, sausage, bacon, fried meat, sauces, ketchups, tomato paste, mayonnaise sauce, salad dressings and salad bars,

o- Wholesale and retail trade, import and export of foodstuffs consisting of cultivated and natural mushrooms and canned pickles and frozen foodstuffs consisting of these products,

p- To purchase, sell, market, import and export all kinds of raw and original animal intestines and artificial intestines products from home and abroad,

q- To do wholesale and retail trade, marketing and trade, import and export of edible roots, tubers, flowers and crops of fresh vegetables and fruits, legumes, onion, garlic, sesame, soy, almond, pine nut products, olive, hazelnut, raisin, tea and cereals,

r- Buying, selling, distributing, importing and exporting olives,

s- Wholesale and retail purchase, sale, distribution, import and export of all kinds of olive oil, sunflower, corn oil, hazelnut oils,

t- To buy, sell, market, import and export all fresh and dry foods, fruits, marmalade, jam, sweetened and unsweetened foods, beverages and all foodstuffs,

u- Buying, selling, importing and exporting all kinds of spices, legumes, medicinal herbs, tea, dry coffee, coffee beans, instant coffee, milk powder, sugar, cream, coffee milk, Turkish coffee, dried nuts and spices, kernels, sunflower seeds, hazelnuts, peanuts and similar nuts varieties and snacks, coffee and other by-products, cocoa and similar substances.

v- To carry out the production, manufacture, purchase and sale, import and export of packaging materials, boxes, containers, bags and similar packaging products made of plastic, cardboard, paper, wood, metal and other comparable materials.

B- Activities to be performed by the Company;

a- Buying, transporting, distributing, selling, intermediating in the sale of all kinds of products and materials subject to electronic commerce, transporting them to necessary places and performing dealership works,

b- Receiving, distributing, transporting all kinds of information, data, works, products within the scope of its objective within the country and abroad, engaging in distribution works for this purpose,

c- Distribution in the country and abroad by all kinds of transportation means,

d- Tourism and travel agency activities,

e- Buying, selling, importing and exporting the necessary machinery, equipment and vehicles to be able to carry out activities related to its line of business, purchasing, leasing, leasing of commercial facilities in whole or in part for this purpose,

f- Acquisition of beneficial ownership rights, licenses and privileges, brand, model, picture and trade names, know-how and consultancy and engineering services of special production and manufacturing procedures and other similar intangible rights for activities related to the objective and line of business of the Company and disposing of in any manner,

g- Becoming a founding partner and subsequently joining in corporations established or to be related to its line of business and/or established with foreign capital, and transferring, purchasing, assigning, selling such establishments,

h- Cooperating with all kinds of real and legal persons that it deems necessary regarding its line of business, employing foreign experts,

i- Purchasing and selling all kinds of commercial goods related to its line of business,

j- To conclude long, medium and short term borrowings in domestic and foreign markets related to its line of business, to provide goods, surety, import and investment credits,

k- In order to achieve the purpose of the joint stock company, it may dispose of property, real estate, industrial property rights at home and abroad, establish promissory or disposal rights such as liens and mortgages thereon, acquire, establish, cancel and withdraw all kinds of rights, servitude, rent, pre-emption, habitation, land charges and any other rights whether in favour or against,

l- To be able to engage in all kinds of education and training activities related to its line of business, to cooperate with the relevant organizations, to participate in their activities,

m- To be able to benefit from all kinds of technology and rationalization measures in order to achieve its line of business and to cooperate on this issue.

Article 6- CAPITAL

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102. The ceiling of the registered capital is TRY 280,000,000.00 and is represented by 1,400,000,000 registered shares each having a nominal value of TRY 0.20 (20 Kuruş). The board of directors is authorized to increase the Company’s issued capital by way of issuance of new shares up to the registered capital ceiling, in line with the Turkish Commercial Code. The term of authority is until May 5, 2026. If the permitted registered capital ceiling is not reached by such date, in order for the board of directors to pass a resolution for capital increase after May 5, 2026, the board of directors must obtain authorization from the general assembly for a new term for the previously permitted registered capital ceiling or a new amount registered capital ceiling. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

g- Becoming a founding partner and subsequently joining in corporations established or to be related to its line of business and/or established with foreign capital, and transferring, purchasing, assigning, selling such establishments,

h- Cooperating with all kinds of real and legal persons that it deems necessary regarding its line of business, employing foreign experts,

i- Purchasing and selling all kinds of commercial goods related to its line of business,

j- To conclude long, medium and short term borrowings in domestic and foreign markets related to its line of business, to provide goods, surety, import and investment credits,

k- In order to achieve the purpose of the joint stock company, it may dispose of property, real estate, industrial property rights at home and abroad, establish promissory or disposal rights such as liens and mortgages thereon, acquire, establish, cancel and withdraw all kinds of rights, servitude, rent, pre-emption, habitation, land charges and any other rights whether in favour or against,

l- To be able to engage in all kinds of education and training activities related to its line of business, to cooperate with the relevant organizations, to participate in their activities,

m- To be able to benefit from all kinds of technology and rationalization measures in order to achieve its line of business and to cooperate on this issue.

Article 6- CAPITAL

The share capital of the Company is TRY 72,368,116.80 divided into 361,840,584 shares each with a nominal value of TRY 0.20- (20 Kuruş).

The former share capital of the Company, which is TRY 65,199,658, divided into 325,998,290 shares each with a nominal value of TRY 0.20- (20 Kuruş) is fully paid in by the shareholders.

As to the newly increased share capital in the amount of TRY 4,171,960,010.85, the portion corresponding to TRY 7,168,458.80, as nominal value and TRY 4,164,791,552.05, as share premium has been subscribed, and fully paid by the Company’s shareholders in cash prior to the registration of the general assembly resolution with the İstanbul Trade Registry Directorate.

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102. The ceiling of the registered capital is TRY 280,000,000.00 and is represented by 1,400,000,000 registered shares each having a nominal value of TRY 0.20 (20 Kuruş). The board of directors is authorized to increase the Company’s issued capital by way of issuance of new shares up to the registered capital ceiling, in line with the Turkish Commercial Code. The term of authority is until May 5, 2026. If the permitted registered capital ceiling is not reached by such date, in order for the board of directors to pass a resolution for capital increase after May 5, 2026, the board of directors must obtain authorization from the general assembly for a new term for the previously permitted registered capital ceiling or a new amount registered capital ceiling. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

Until May 5, 2026, the Board of Directors is authorized to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, restriction of shareholders’ right to acquire new shares, issuance of shares with a value above the nominal value, provided that the registered capital ceiling is not exceeded. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders. The board resolution regarding capital increase shall be announced as stipulated in the announcement article of the articles of association.

~~The issued share capital of the Company is TRY 65,199,658.00. The issued share capital of the Company is divided into 325,998,290 registered shares each with a nominal value of TRY 0.20- (20 Kuruş). The Company’s such issued share capital has been fully paid in cash without collusion.~~

Article 18- GENERAL ASSEMBLY:

In the General Assembly meetings of the Company, the necessary resolutions shall be adopted by discussing the particulars written in article 413 of the Turkish Commercial Code and these articles of association.

General Assemblies shall convene on ordinarily and extraordinary basis. Notifications regarding General Assembly meetings shall be made within the framework of provisions of the Turkish Commercial Code. Announcement of the General Assembly meeting shall be made through all kinds of means of communication besides the procedures envisaged in the legislation including electronic communication, at least three weeks before the date of the general assembly meeting date excluding the announcement and meeting dates. Such announcement shall be made in the Company’s website and the Turkish Trade Registry Gazette.

Ordinary General Assembly shall convene within three months from the end of the fiscal period of the Company and at least once a year; Extraordinary General Assemblies shall convene where and when the business of the Company so requires.

The manner of conduct of the meetings of General Assembly shall be regulated by an internal directive by the Company’s Board of Directors.

Provisions of the Turkish Commercial Code, these articles of association and the Company’s Internal Directive regarding the Working Principles and Procedures of General Assembly shall apply to the General Assembly meetings.

~~The beneficiaries who are entitled to attend the general assembly meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Regulation on General Assemblies to be Held in Electronic Environment in Joint Stock Companies, the Company may establish an electronic general assembly system that will allow the beneficiaries to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all general assembly meetings to be held, in accordance with this provision of the articles of association, it shall be ensured that the beneficiaries and their representatives can exercise their rights specified in the provisions of the aforementioned Regulation through the established system.~~

Article 29- COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

~~Although~~ it is not mandatory for the company to comply, ~~utmost care is taken to comply~~ with the ~~corporate governance principles required by the Capital Markets Board of the companies traded in Borsa Istanbul A.Ş. The~~ regulations of the Capital Markets Board regarding independent members of the board of directors are complied with ~~and~~ the number and qualifications of the independent members who will take part in the board of directors are determined according to the regulations of the Capital Markets Board on corporate governance, provided that Article 10 of the articles of association are reserved.

Until May 5, 2026, the Board of Directors is authorized to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, restriction of shareholders’ right to acquire new shares, issuance of shares with a value above the nominal value, provided that the registered capital ceiling is not exceeded. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders. The board resolution regarding capital increase shall be announced as stipulated in the announcement article of the articles of association.

Article 18- GENERAL ASSEMBLY:

In the General Assembly meetings of the Company, the necessary resolutions shall be adopted by discussing the particulars written in article 413 of the Turkish Commercial Code and these articles of association.

General Assemblies shall convene on ordinarily and extraordinary basis. Notifications regarding General Assembly meetings shall be made within the framework of provisions of the Turkish Commercial Code. Announcement of the General Assembly meeting shall be made through all kinds of means of communication besides the procedures envisaged in the legislation including electronic communication, at least three weeks before the date of the general assembly meeting date excluding the announcement and meeting dates. Such announcement shall be made in the Company’s website and the Turkish Trade Registry Gazette.

Ordinary General Assembly shall convene within three months from the end of the fiscal period of the Company and at least once a year; Extraordinary General Assemblies shall convene where and when the business of the Company so requires.

The manner of conduct of the meetings of General Assembly shall be regulated by an internal directive by the Company’s Board of Directors.

Provisions of the Turkish Commercial Code, these articles of association and the Company’s Internal Directive regarding the Working Principles and Procedures of General Assembly shall apply to the General Assembly meetings.

As the Company is not listed on the Istanbul stock exchange, the electronic general assembly provisions of Article 1527 of the Turkish Commercial Code do not apply. The General Assembly of the Company convenes at the Company’s headquarters, by the attendance of the shareholders of the Company that are listed on the Company’s share ledger on the date of the General Assembly, whether directly in person or through proxies.

Article 29- COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Although it is not mandatory for the Company to comply as the Company is not listed on the Istanbul stock exchange, the regulations of the Capital Markets Board regarding independent members of the board of directors are complied with on a voluntary basis and, accordingly, the number and qualifications of the independent members who will take part in the board of directors are determined according to the regulations of the Capital Markets Board on corporate governance, provided that Article 10 of the articles of association is reserved.